

January 23, 2012

<u>Via U.S. Mail</u>
Mr. Mingzhuo Tan
Chairman, President, and Chief Executive Officer
China Growth Corporation
#99 Jianshe Road 3
Pengjiang District, Jiangmen City
Guangdong Province, 529000
People's Republic of China

> **Re:**   **China Growth Corporation**
> **Amendment 1 to Registration Statement on Form S-1**
> **Filed December 2, 2011**
> **File No. 333-177238**

Dear Mr. Tan:

We reviewed the filing and have the comments below.

<u>General</u>

1. As appropriate, consider the updating requirements of Regulation S-X.

<u>Prospectus' Outside Front Cover Page</u>

2. Refer to prior comment three from our letter dated November 1, 2011. Disclose here and, as appropriate, elsewhere in the prospectus *the* specified fixed price per share at which the selling shareholders will sell the shares until the shares are quoted on the OTC Bulletin Board or another specified market.

<u>Summary Compensation Table, page 64</u>

3. Provide compensation data for the fiscal year ended December 31, 2011. For guidance you may wish to refer to Question 117.05 in the Regulation S-K section of our Compliance and Disclosure Interpretations available on the Commission's website.

<u>Closing</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information that the Securities Act and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

Notwithstanding our comments, if you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their responsibilities under the Securities Act and the Securities Exchange Act as they relate to the proposed public offering of the registered securities.

You may contact Edward M. Kelly at (202) 551-3728 or Craig E. Slivka at (202) 551-3729 with any questions.

Very truly yours,

/s/ Craig E. Slivka, for

Pamela A. Long
Assistant Director

cc: Via facsimile
        Richard I. Anslow, Esq.
        Sichenzia Ross Friedman Ference Anslow LLP
        195 Route 9 South, Suite 204
        Manalapan, NJ 07726